Exhibit 12.1

Platinum Underwriters Holdings, Ltd.

Ratio of Earnings to Fixed Charges

($ in Thousands)

	Three Months	Year Ended	Year Ended	Period from
	Ended March 31,	December 31,	December 31,	April 19, 2002 to
	2005	2004	2003	December 31, 2002
Earnings
Earnings before income taxes	$83,036	115,133	193,698	$11,093
Add fixed charges	2,173	9,268	9,492	1,444

Total	85,209	124,401	203,190	12,537

Fixed charges:
Interest Expense	1,835	7,426	7,563	1,261
Amortized expenses related to indebtedness	337	1,842	1,929	183

Total fixed charges	$2,172	9,268	9,492	$1,444

Ratio of earnings to fixed charges	39.2	13.4	21.4	8.7